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                                                                     EXHIBIT 7.1
                                                                TO ANNUAL REPORT
                                                                    ON FORM 20-F

    STATEMENT EXPLAINING HOW CERTAIN RATIOS WERE CALCULATED IN ANNUAL REPORT

1. The operating ratio of Guangshen Railway is the ratio of its total railway operating expenses in 2005 (in the amount of RMB2,375.8 million, compared to RMB2,241.8 million in 2004) to its total railway revenues in 2005 (in the amount of RMB3,099.5 million, compared to RMB2,871.5 million in 2004).

2. Guangshen Railway's total railway operating income ratio is 1 minus the operating ratio.

3. Guangshen Railway's overall operating income ratio is 1 minus the ratio of its operating costs in 2005 (in the amount of RMB2,566.1 million, compared to RMB2,408.0 million in 2004) to its business revenues in 2005 (in the amount of RMB3,276.9 million, compared to RMB3,038.1 million in 2004).